Exhibit 8.1

Sundial Growers Inc.

Significant Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
KamCan Products Inc.	British Columbia, Canada
Sundial Deutschland GmbH	Germany
2657408 Ontario Inc.	Ontario, Canada
NGBA-BC Holdings Ltd.	British Columbia, Canada
Sundial Insurance (Bermuda) Ltd.	Bermuda
Inner Spirit Holdings Ltd.	Alberta, Canada
Spirit Leaf Inc.	Alberta, Canada
Spirit Leaf Corporate Inc.	Alberta, Canada
Spirit Leaf Ontario Inc.	Ontario, Canada